Exhibit 99.1

Suite 1900 - 570 Granville Street
Vancouver, BC, V6C 3P1
Tel.: (604) 682-4002
Fax: (604) 682-4003

March 26, 2015	TSX: TMM, NYSE MKT: TGD

NEWS RELEASE

Timmins Gold Corp. Announces Mailing of Management Information Circular and Withdraws Private Placement

Vancouver, BC - Timmins Gold Corp. (TSX:TMM, NYSE.MKT:TGD) ("Timmins Gold" or the "Company"), is pleased to announce that the Company is scheduled to mail its Management Information Circular dated March 23, 2015 (the "Circular") in connection with its previously announced arrangement (the "Arrangement") with Newstrike Capital Inc. ("Newstrike") on March 30, 2015. The annual and special meeting of Timmins Gold security holders to vote on the Arrangement and other corporate matters is scheduled for April 29, 2015.

The Boards of Directors of both Timmins Gold and Newstrike have unanimously recommended that their respective shareholders vote in favour of the Arrangement. In addition, support for the transaction is evidenced by agreements from Newstrike's largest shareholders, two companies controlled by a trust settled by the late Adolf H. Lundin, to vote in favour of the Arrangement.

Under the terms of the Arrangement, Newstrike shareholders will receive 0.9 of a Timmins Gold common share (a "Timmins Gold Share") and C$0.0001 in cash for each Newstrike common share (a "Newstrike Share"). The Arrangement will create an emerging, Mexican-focused intermediate gold mining company with a portfolio of high-quality production and development assets all based in Mexico, including a producing mine, San Francisco, and two robust development assets, Ana Paula and Caballo Blanco.

Timmins Gold is confident that the capital requirements for growth will be manageable, initially supported by cash flow from San Francisco and the ability to efficiently sequence the development of Ana Paula and Caballo Blanco. The combined company will have a significant increase in global resource size and grade and will be managed by an experienced management team with a proven track record of building and operating open-pit mines and long-standing in-country relationships, supported by a highly-qualified board of directors. The Circular, once filed, will be available on SEDAR and on the Company's website, and will provide detailed technical and financial information regarding the assets and operations of Timmins, Newstrike and the combined company.

Due to current market conditions, the Company will not be proceeding with the non-brokered private placement of Timmins Gold common shares (the "Private Placement") originally contemplated to occur in conjunction with the Arrangement and as included in the press release announcing the Arrangement issued on February 17, 2015. As a result, the approval of the issuance of the common shares in connection with the Private Placement will not be put to the shareholders at the meeting.

Approval of the Arrangement by shareholders of Newstrike is being sought at a meeting of Newstrike shareholders that will also be held on April 29, 2015. The Circular is being mailed concurrently to all Newstrike shareholders.

About Timmins Gold

Timmins Gold is in commercial gold production at its wholly owned San Francisco Gold Property in Sonora, Mexico. The mine is an open pit heap leach operation from which Timmins Gold has projected production of 115,000 to 125,000 ounces of gold in 2015 at a cash cost of $800 to $850 per ounce.

Timmins Gold also has a 100% interest in Caballo Blanco, an advanced stage open pit, heap leach gold project located 65km Northwest of Veracruz, Mexico.

For more information on the proxy material please contact our proxy solicitor

Laurel Hill Advisory Group
North America Toll Free
1-877-452-7184
Collect Calls Outside North America
416-304-0211
Email: assistance@laurelhill.com

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) nor the New York Stock Exchange MKT accepts responsibility for the adequacy or accuracy of this news release.

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained herein may constitute forward-looking statements and are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Forward-looking statements are statements which relate to future events. Such statements include projections, estimates, forecasts and statements as to management's expectations with respect to, among other things, business and financial prospects, financial multiples and accretion estimates, future trends, plans, strategies, objectives and expectations, including with respect to production, exploration drilling, reserves and resources, exploitation activities and events or future operations.

In some cases, you can identify forward-looking statements by terminology such as "may", "should", "expects", "plans, "anticipates", believes", "estimates", "predicts", "potential", or "continue" or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our or our industry's actual results, level of activity, performance or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements.

While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggestions herein. Except as required by applicable law, Timmins Gold does not intend to update any forward-looking statements to conform these statements to actual results.